November 18, 2024

Isabelle Winkles
Chief Financial Officer
Braze, Inc.
330 West 34th Street, Floor 18
New York, New York 10001

       Re: Braze, Inc.
           Form 10-K for the Fiscal Year Ended January 31, 2024
           Form 10-Q for the Period Ended July 31, 2024
           File No. 001-41065
Dear Isabelle Winkles:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology